[redacted]

06015688

MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

July 27, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Half Year Report 2006, dated July 25, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17385245

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Deutschland
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	July 25, 2006	

Half Year Report 2006: SCHWARZ PHARMA on Track

The SCHWARZ PHARMA Group achieved sales of €483.4 million in the first half of 2006 (-1.1%). Receipt of the up-front payment from Pfizer for the fesoterodine rights raised the operating result to €78.4 million (previous year €39.0 million). The net result amounted to €37.3 million (previous year €2.1 million). The outlook for 2006 remains unchanged.

"The launch of our Parkinson's patch Neupro has been very successful so far. Meanwhile we have also submitted the marketing application for treating advanced Parkinson's disease in Europe" said Patrick Schwarz-Schuette, CEO of SCHWARZ PHARMA AG. "The sale of the fesoterodine rights enables us to focus on indications in the area of the central nervous system. We will invest the funds from this transaction to further strengthen this area."

Sales Trend January to June 2006:
Sales: €483.4 million (-1.1%)

SCHWARZ PHARMA Group sales dipped by 1.1% to €483.4 million in the first half of 2006. After adjusting for exchange rate effects, sales were down by 3.2%.

US sales declined by 1.0% to €209.5 million; in US dollars, sales fell 5.2% to $257.6 million. Generic omeprazole sales rose by 6.7% to €98.4 million ($121.0 million) in the first six months of 2006. After adjusting for generic products (totaling €121.6 million), the group's US business with sales of €87.9 million (+0.6%) achieved last year's level.

The European affiliates showed a slight decline in the first six months of 2006, down 1.4% to €256.0 million against the previous year.

German sales decreased by 1.1% to €109.1 million, which was attributable to the anticipation of government-mandated price reductions as per July 1 by wholesalers. This led to sales declines particularly of the gastrointestinal drug Rifun® (pantoprazole) and the *cardiovascular drug* Isoket® (isosorbiddinitrate). While other drugs were also negatively affected by the wholesalers' order behavior, sales trends are expected to reach normal levels in the next few months.

SCHWARZ PHARMA successfully launched Neupro® (rotigotine transdermal patch) for treating Parkinson's disease in Germany in March of this year. In the first half of 2006, sales of €2.0 million were above expectations.

In the other European markets, SCHWARZ PHARMA's affiliates showed a slight overall decline in sales of 1.6% to €147.0 million. In many Western European countries with the exception of France business was negatively affected by the overall difficult market environment, characterized by government-mandated price reductions and competition from generics, while sales in the Eastern European regions were increased. Neupro® for treating Parkinson's disease has already been successfully launched in UK and Ireland as well as in Austria and will see further market launches in other European countries over the next few months.

The sales of SCHWARZ PHARMA's Asian affiliates increased by 2.5% to €17.8 million; after adjusting for exchange rate effects, sales declined by 3.3%.

Earnings Trend January to June 2006:
Operating result: €78.4 million; net result: €37.3 million

SCHWARZ PHARMA achieved a gross profit of €326.4 million in the first half of 2006, marking a year-over-year decrease of 1.2%. The gross margin of 67.5% reached last year's level (67.6%).

Selling, general and administrative expenses rose significantly by 13.8% to €221.0 million. This was due to an increase in marketing activities, especially in connection with the German, British, Irish, and Austrian launches of Neupro® (rotigotine transdermal patch) for treating Parkinson's disease. Other factors include higher expenses associated with incentive programs determined by share price development, higher expenses in the USA and increased costs in several Eastern European countries as a result of recruitment of sales representatives.

Research and development costs rose by 9.9% compared to the first half of the previous year, to a level of €97.9 million. This was a result of a continuingly high number of projects at an advanced stage of development and a high number of patients who had decided to continue treatment in open-label follow-on trials.

Other income came to €83.9 million in the first six months of 2006, compared to €5.1 million in the previous year. This significant increase is due to the receipt of the up-front payment of US$100 million (€79.5 million) from Pfizer for the rights to fesoterodine.

The operating result in the first half of this year amounted to €78.4 million compared to €39.0 million in the previous year.

As a result of the reduced use of debt, the group achieved an improved financial result of €3.1 million, in contrast to -€0.2 million in the previous year. The result-

ing pre-tax profit of €81.5 million compares to €38.8 million in the first half of 2005. The group's income tax expense is €43.9 million, up from €36.5 million.

SCHWARZ PHARMA thus achieved a net result of €37.3 million compared to €2.1 million in the first half of 2005. This corresponds to earnings per share of €0.80 compared to €0.05 per share last year.

Statement of Cash Flows, Balance Sheet and Employees: Net Cash Position €242.7 million, Equity Ratio 56.6%

The up-front payment from Pfizer for the fesoterodine rights mainly led to net cash generated from operations of €79.9 million in the first half of this year compared to €3.6 million in the same period of last year.

Cash outflows for investments came to €13.5 million in the first six months of 2006, compared to €10.2 million in the previous year. The majority of investments (€11.2 million) were made in tangible assets, primarily for expanding the company's fine chemistry production in Shannon/Ireland.

Shareholders' equity increased by 1.4% to €548.2 million. The equity ratio of 56.6% was slightly below the level of December 31, 2005 (57.4%), due to an increase in cash and cash equivalents by 24.3% to €256.0 million. The total net cash position came to €242.7 million as per June 30, 2006.

The number of employees working in the SCHWARZ PHARMA Group worldwide came to 4,405 at the reporting date, marking an increase of 5.7% over December 31, 2005. Recruitment was mainly concentrated on the sales force and R&D.

Outlook for 2006 unchanged: break even net result

SCHWARZ PHARMA expects sales of approximately €900 million in fiscal year 2006. The group will continue investing in the expansion of its development pipeline as well as the marketing of the innovative drugs and, in particular, use the up-front payments for the fesoterodine license rights to support this effort. SCHWARZ PHARMA continues to anticipate a break even net result in 2006.

SCHWARZ PHARMA

Key data from the Half Year Report 2006:

SCHWARZ PHARMA Group

Income Statement *(IAS/IFRS, € million)*		June 2005	Jan. - June 2006	Change in %
Net sales		**488.6**	**483.4**	**-1.1**
Cost of goods sold		158.2	157.0	-0.8
Gross profit		**330.4**	**326.4**	**-1.2**
Selling, general and administrative expenses		194.2	221.0	13.8
Research and development costs		89.1	97.9	9.9
Amortization of intangible assets		13.2	13.0	-1.7
Other income/(expense)		5.1	83.9	>100
Operating result		**39.0**	**78.4**	**>100**
Financial result		(0.2)	3.1	n.a.
Pre-tax result		**38.8**	**81.5**	**>100**
Taxes on income		36.5	43.9	20.3
Result after taxes		**2.3**	**37.6**	**>100**
Minority interests		(0.2)	(0.2)	46.4
Net result		**2.1**	**37.3**	**>100**
Earnings per share in €	Basic*	0.05	0.80	
	Diluted**	0.05	0.78	
EBITDA (excluding one-time effects)		54.5	24.0	-56.0
EBIT (excluding one-time effects)		30.0	0.5	-98.3
Number of shares				
*Annual average, million units		46.006	46.709	1.5
**Average, diluted, million units		47.562	48.206	1.4
As per 30 June, million units		46.150	46.998	1.8

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49 2173 48 1866